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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                               AMENDMENT NO. 2 TO


                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
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                        OCTEL COMMUNICATIONS CORPORATION
                           (NAME OF SUBJECT COMPANY)
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                        OCTEL COMMUNICATIONS CORPORATION
                       (NAME OF PERSON FILING STATEMENT)
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                         COMMON STOCK, $0.001 PAR VALUE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)
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                                   675724108
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
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                                  ROBERT COHN
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                        OCTEL COMMUNICATIONS CORPORATION
                             1001 MURPHY RANCH ROAD
                            MILPITAS, CA 95035-7912
                                 (408) 321-2000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)
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                                   Copies to:
                             LARRY W. SONSINI, ESQ.
                             BARRY E. TAYLOR, ESQ.
                               MARTY KORMAN, ESQ.
                              MARK E. BONHAM, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                               650 PAGE MILL ROAD
                          PALO ALTO, CALIFORNIA 94304
                                 (415) 493-9300

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                                  INTRODUCTION


     This Amendment No. 2 supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Octel Communications Corporation (the "Company") with the Securities and Exchange Commission on July 23, 1997 (the "Schedule 14D-9") relating to an offer by Memo Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Lucent Technologies Inc., a Delaware corporation ("Parent"), to purchase all of the Shares of Octel Communications Corporation, a Delaware corporation. Unless otherwise indicated, all capitalized terms referred to herein shall have the same meaning as set forth in the Schedule 14D-9.


ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     On August 8, 1997, the Company and Parent issued a joint press release, a copy of which is attached hereto as Exhibit (a)(5), announcing the receipt of a second request for information from the Antitrust Division of the Department of Justice.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)*       Press release issued by the Company and Parent on July 17, 1997.
    (a)(2)*       Opinion of Goldman Sachs dated July 17, 1997.
    (a)(3)*       Opinion of H&Q dated July 17, 1997.
    (a)(4)*       Letter to Stockholders dated July 23, 1997 from Robert Cohn, Chairman of the Board of Directors and Chief Executive Officer of the Company.
    (a)(5)        Press release issued by the Company and Parent on August 8, 1997.
    (c)(1)*       Agreement and Plan of Merger, dated as of July 17, 1997, among Parent, the
                  Purchaser and the Company.
    (c)(2)*       Form of Indemnification Agreement.
    (c)(3)*       Certificate of Incorporation of the Company, as amended to date.
    (c)(4)*       Bylaws of the Company.
    (c)(5)*       Employment Agreement dated as March 1, 1997 by and between the Company and
                  David J. Ladd.
    (c)(6)*       The Company's Information Statement pursuant to Section 14(f) of the
                  Exchange Act and Rule 14f-1 thereunder.

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 *  Previously filed.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                          OCTEL COMMUNICATIONS CORPORATION

                                          By:      /s/ W. MICHAEL WEST

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                                                      W. Michael West
                                               President and Chief Operating
                                                           Officer

Dated: August 8, 1997

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